

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2019

Zel C. Khan
Chief Executive Officer
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, Texas 77024

      Re: Petrolia Energy Corporation
          Form 10-K/A for the Fiscal Year ended December 31, 2017
          Response dated February 19, 2019
          Response dated March 6, 2019
          Response dated June 10, 2019
          File No. 0-52690

Dear Mr. Khan:

      We issued comments on the above captioned filing on April 29, 2019. On May 28, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Lily Dang - Staff Accountant at (202) 551-3867 or Karl Hiller - Branch Chief at (202) 551-3686 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Natural Resources